26th Floor, Wheelock Square | 1717 Nanjing Road West, Jing An District | Shanghai 200040, China
(86 21) 2321 6000 office | (86 21) 2321 6001 fax
中国上海市静安区 | 南京西路1717号 | 会德丰国际广场26楼 | 邮政编码：200040
(86 21) 2321 6000 电话 | (86 21) 2321 6001 传真 | www.sheppardmullin.com

December 10, 2010

Division of Corporation Finance
United States Securities and Exchange
Commission
Washington, D.C. 20549
Attention: Mr. Shehzad Niazi

Dear Mr. Niazi:

     On behalf of our client, SMSA Palestine Acquisition Corp. (the “Company”), in response to the Staff’s comments, we are filing an amended registration statement on Form S-1, an amended Form 8-K, as well as an amended Form 10-Q. The amended registration statement and Form 8-K have been marked to indicate changes from the previous S-1/A filed on November 5, 2010 and 8-K/A filed on November 5, 2010 respectively. The Amended Form 10-Q has been marked to indicate changes from the Form 10-Q as originally filed on November 15, 2010

     The Company has responded to the Staff’s comments letter dated November 23, 2010 either by revising the registration statement, 10-Q, and 8-K to comply with the comments, or by providing an explanation if the Company has not revised the registration statement, 10-Q, and 8-K. In addition to the amendments made in response to the Staff’s comments, the Company has revised each filling in certain places to reflect developments since the time of the initial fillings or to clarify its disclosures.

      The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and the page number references related to the marked version of the enclosed registration statement):

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please revise your registration statement as appropriate to include the updated information included in your periodic reports filed after the most recent amendment to your registration statement. These revisions should take into account any comments we have on such periodic reports in this letter. We may have further comment.

     In response to the Staff’s comment, the Company has revised the registration statement as requested.

2. Please revise to address the material terms of the option agreement between Mr. Cai Yangbo and Mr. Zhan Youdai in the appropriate section(s) of the prospectus.

     In response to the Staff’s comment, the material terms of the option agreement have been disclosed in the Corporate Structure and History section on page 37, and in the Security Ownership of Beneficial Owners and Management section on page 54.

Prospectus Summary, page 3

3. We note your response to comment six of our letter dated October 15, 2010. Please clarify here, and elsewhere as necessary, the context in which the China Bamboo Industry Association stated that you were one of the largest producers of bamboo shoot food producers in China. Furthermore, revise to include the date such determination was made.

     In response to the Staff’s comment, the context and date of the letter from China Bamboo Industry Association has been disclosed on page four and page 30.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 2

Risk Factors, page 8

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

4. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

     In response to the Staff’s comment, the Company advises the Staff that we have not maintained our books and records in accordance with U.S. GAAP.

5. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting, Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

     In response to the Staff’s comment, the Company advises the Staff that we maintain our books and records and financial statements in accounting principles generally accepted in China (“PRC GAAP”), which is substantially equivalent to IFRS, as our business place located in China. We prepare our financial statements quarterly based on business activities in the relevant period. Following the end of each quarter we convert the financial statements to U.S. GAAP. The CFO is responsible for conversion of the financial statements from PRC GAAP to U.S. GAAP. Before the finalization of financial statements, the CFO will complete the US disclosure checklists and the financial statements must be approved by the CFO.

6. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)	the nature of his or her contractual or other relationship to you;
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e)

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

     In response to the Staff’s comment, the Company advises the Staff that our financial statements are prepared by Mr. Tsang Yin Chiu, Stanley, the CFO of the Company, who has received a Bachelors Degree in Business Administration with honors from the Chinese University of Hong Kong. Mr. Tsang is also responsible for evaluation of effectiveness of the Company’s internal control over financial reporting. Mr. Tsang has more than fourteen years working experience in finance and accounting. From 2007 until 2009, he served as the financial controller of Golife Concepts Holdings Limited, a company publicly traded on the Growth Enterprise Market in Hong Kong and engaged in the business of retail of luxury brand products including high end handbags and accessories of brand names such as Anya Hindmarch. From 2003 until 2007, he served as a finance manager of NWS Holdings Limited, a company listed on the Main Board in Hong Kong and engaged in the business of investment in infrastructure, construction and facilities management. He is a CPA of Hong Kong Institute of Certified Public Accountants, a fellow member of Association of Chartered Certified Accountants and a Chartered Financial Analyst. Mr. Tsang has gained extensive understanding and knowledge of Hong Kong GAAP, US GAAP and IFRS as a result of his diligent studies and work experience.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 3

He has subscribed to Accounting Research Manager (http://www.accountingresearchmanager.com) (“ARM”) which provides an opportunity for him to keep up to date regarding U.S. GAAP, the difference between U.S. GAAP and IFRS, and SOX 404. ARM will send him “ARM daily news” by email which allows him to keep update of development U.S GAAP and IFRS. For the preparation of the financial statements under U.S. GAAP for each quarter or for each year end, Mr. Tsang will complete the relevant disclosure checklists available in ARM in order to ensure compliance with U.S. GAAP and SEC rules and regulations. Mr. Tsang is an employee of the Company, and has executed an employment contract with the Company.

7. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	the name and address of the accounting firm or organization;
b)	the qualifications of their employees who perform the services for your company;
c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d)	how many hours they spent last year performing these services for you; and
e)

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

     In response to the Staff's comment, the Company advises the Staff that For the purpose of compliance with the SOX internal control system, the Company has engaged New Century Concepts Consultants Ltd. (“NCC”) as the training provider and assessor of the SOX internal control system of the Company. NCC is a consulting company established in Hong Kong, specialized in internal audit and SOX compliance. The founder and director of NCC is a Certified Internal Auditor (CIA), CPA Australia and CPA of Hong Kong Institute of Certified Public Accountants. NCC has experience in providing Section 404 of the Sarbanes-Oxley Act compliance services and compliance audit services to several US listed companies. NCC has commenced preliminary review and the risk assessment for the Company based on the Company’s financial statements, and will provide trainings to finance and accounting staff and other relevant employees of the Company. The Company expects that the implementation of SOX will be completed by the end of the first quarter of 2011.

8. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b)	how many hours they spent last year performing these services for you; and
c)

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

     In response to the Staff's comment, the company advises that it has not retained such individuals, and does not have an audit committee financial expert at this time.

9. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

     In response to the Staff’s comment, the Company advises the Staff that, in accordance with the Article 4.10 of the Securities Purchase Agreement with CID and other investors, the Company is required to establish a board of directors comprised of a minimum of five members (at least two of whom shall be fluent English speakers who possess experience such that he or she can fulfill its fiduciary obligations and other responsibilities as a director of a United States publicly listed company incorporated in the United States), a majority of which shall be “independent directors” as such term is defined in NASDAQ Listing Rule 5605(a)(2) and a meeting of such full Board of Directors shall be convened within such 180 days following the Closing Date. The Board of Directors shall appoint Board committees, which shall include, but not be limited to, an Audit Committee, Nominating Committee and Compensation Committee. The Company is establishing a board of directors of which at least one member will have knowledge of U.S. GAAP and internal control over financial reporting. The establishment of board of directors will be completed by the end of February 2011.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 4

10. We note your response to comment seven of our letter dated October 15, 2010 and reissue that comment in part. Please provide English translations of the trademarks you have applied for, as indicated in the third risk factor on page nine, and the names you currently use to market and sell your products, as listed in the last risk factor on page 11.

     In response to the Staff’s comment, English translations have been provided on page nine and page 11 to the extent possible.

Our Business, page 23

11. We note your response to comment nine of our letter dated October 15, 2010 where you change on page 26 the reference regarding the Japanese origins of your advanced processing and test equipment from "most of" to "some of". Please clarify from where you source the remainder of your advanced processing and test equipment given the stated importance of such equipment on your operations.

     In response to the Staff’s comment, the Company notes that besides equipment imported from Japan, we source the remainder of processing and testing equipment from China. The disclosure on page 26 has been revised accordingly.

12. We note your revised disclosure in response to comment 18 of our letter dated October 15, 2010 in the first sentence under Organic Bamboo Shoot Products on page 25 and in the first sentence of the second paragraph under Fresh Vegetables and Fruits on page 26. It remains unclear what "capable of being certified" or "satisfy all requirements of certification" means in relation to other products. For example, it is unclear whether such products are eventually certified and if there is any distinction between being in the process of certification and these standards.

     In response to the Staff’s comment, the Company notes that there is no distinction between “capable of being certified” and “satisfy all requirements of certification”. The statement on page 25 has been amended to conform to the statement on page 26, and disclosure has been added to both pages to clarify the statements’ meaning.

     The Company supplementally advises the Staff that it has not applied for JAS for all its organic bamboo shoot products, or for Green Food certification for all its fresh vegetables and fruits products. It believes, to is best knowledge and based on the familiarity with the requirements of each certification, that all its organic bamboo products would satisfy the JAS requirements and all its fresh vegetables and fruits products would satisfy all the requirements for Green Food certification, and that if it applied for its currently uncertified products in each such category, it would be able to obtain the certifications. The products for which the Company has applied for Green Food certification in April and May 2010 have not yet been certified.

13. We note your statement in the last sentence of the first paragraph under Organic Bamboo Shoot Products that "[b]ased upon China Customs statistics, we believe we are one of the leading bamboo shoot producers in China." Please revise here and elsewhere as appropriate to provide quantitative disclosure regarding these statistics and your position within the bamboo shoot production market in China.

     In response to the Staff’s comment, the disclosure no page 25 has been revised. The Company supplementally advises the Staff that it is unable to make such statistics available publicly or to the Staff. However, the Company also notes that the letter dated March 12, 2010 from Chinese Bamboo Shoot Industry Association to the Trademark Office of State Administration of Industry and Commerce of China states that “Fujian Yada Group Co., Ltd. is one of the largest producers of boiled bamboo shoots products and dried vegetables in China”, which we believe supports our statement on page 25.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 5

14. We note your revised disclosure in the third paragraph after the bullet points on page 28 in response to comment 22 of our letter dated October 15, 2010. Please put your statement about the 15 production lines granted a JAS certificate into context by describing the number of production lines not receiving such a certificate.

     In response to the Staff’s comment, the disclosure has been revised on page 28. The Company supplementally advises the Staff that, because of the mistranslation of the two JAS certificates from the original Japanese, it was mistakenly stated on page 28 of the registration statement that the Company has received JAS certificates for 15 production lines. In fact, the JAS certificates were granted to the Company's production process of organic bamboo shoots as well as 437 acres of bamboo forests (divided into 15 testing sites), as a sample testing. The Company also advises the Staff that the company name “Shengda” in the certificates is the old name of Yada. Therefore, the certificates are granted to Yada rather than its current subsidiary, Shengda.

15. We note your response to comment 24. Please revise to briefly address your response in Research and Development section.

     In response to the Staff’s comment, the disclosure on page 29 has been revised as requested.

16. We note your added disclosure on page 29 in response to comment 25 of our letter dated October 15, 2010 and reissue that comment in part. Please clarify who owns any patents applied for by Fuzhou University and how the jointly owned property rights of research results will be administered with Fujian Agricultural University.

     In response to the Staff’s comment, the Company has revised the disclosure on page 29 to provide the requested clarification. The Company supplementally advises the Staff that the Cooperation Agreement between the Company and Fujian Agricultural University does not have a provision regarding how the jointly owned property rights of research results will be administered, and the Company will negotiate with the Fujian Agricultural University during the performance of this agreement

17. Please briefly address the "knowledge areas relevant to the company" in which Wuyi University trains its students.

     In response to the Staff’s comment, the disclosure has been revised on page 29. “Knowledge areas relevant to the company” includes corporate management and green food.

18. Summarize briefly the types of arrangements and material terms of the partnerships you have with the "many research institutes and universities" not described already in this section. For example, describe if it is standard practice for you to enter into intellectual property sharing arrangements with such institutes and universities.

     The Company supplementally advises the Staff that, to date, the Company only has relationships with Fujian Agricultural University, Wuyi University, and Fuzhou University, the material terms of which have been disclosed on page 29, as to which the terms have already been described. The Company has modified the relevant disclosure to clarify this.

19. We note your response to comment 26. Please revise your disclosure to clarify the basis for your statement that "we are targeting 65% gross margins for high PH bamboo ...."

     In response to the Staff’s comment, the disclosure on page 29 has been revised as requested.

20. We note your response to comment 27 of our letter dated October 15, 2010. Please revise to list any "major global retailers" you have existing relationships with and whether your ongoing negotiations with any of these "major global retailers" would result in the expansion of your business beyond China and Japan. Furthermore, discuss the progress of these negotiations in more detail.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 6

     In response to the Staff’s comment, the disclosure on page 30 has been revised and expanded as requested.

21. We note your revised disclosure under Brand Strategy on page 30 in response to comment 28 of our letter dated October 15, 2010. Please revise to briefly clarify which of your products benefit from the promotion of "food containing crude fiber."

     In response to the Staff’s comment, the disclosure on page 30 has been revised and expanded as requested.

22. We note your added disclosure under Competition on page 30 in response to comment 29 of our letter dated October 15, 2010. Please provide the basis for your conclusion that you compete favorably in all competitive factors except price, for which you are "roughly average." Further, describe any variations in your competitiveness across your primary product lines.

     In response to the Staff’s comment, the Company supplementally advises the Staff that the bases for its conclusion that it competes favorably with regard to the noted competitive factors are a combination of items, ranging from the Company’s own informal market research to certain product certifications and other acknowledgements of quality the Company possesses, to other structural benefits not generally shared by the Company’s competitors. For example, the Company’s own informal market research shows that Chinese consumers generally recognize the superior quality, taste and freshness of the Company’s products. Such informal market research also shows that the prices of the Company’s products are roughly average, with some products in the market that are less expensive and others more expensive, but most approximately the same as the Company’s products. The Company also has received numerous certifications reflecting its product quality, safety and freshness, including ISO 9001 certification for its production of soft canned boiled bamboo shoots, soft canned boiled fuki, soft canned boiled mixed vegetables (including lotus root, osmunda japonica thunb and pteridium aquitinum), soft canned boiled edible fungi, soft canned boiled corn and 18-Litre canned boiled bamboo shoots; HACCP certification for its production of boiled bamboo shoots, boiled fuki, boiled mixed vegetables (including lotus root, osmunda japonica thumb and pteridium aquitinum), soft canned boiled edible fungus and soft canned boiled corn; and the Japanese Agricultural Standard certification for its operational procedures regarding most of its bamboo forests and organic bamboo shoots products that are exported to Japan. Moreover, since the Company has its own planting bases and production facilities located near such planting bases, which in turn are close to major clusters of customer concentration such as Shanghai, the Company believes it has greater ability to ensure timely and stable supply of its products than many of its competitors that must rely on purchases from third parties for their raw materials and deal with complex logistics to get subsequently processed products to customers. Furthermore, the Company believes its ability to innovate is superior to that of many of its competitors, which it believes conduct little research and development. The Company believes its capacity to innovate is demonstrated by its relatively frequent new product launches, the rate of which it believes exceed the industry norm in China. The Company believes its superior brand recognition is demonstrated by its status as a “famous brand” in Fujian province. The Company believes its sales network is deeper and broader than that of most of its competitors; the Company has distributors in 10 provinces and cities, and sells product to major supermarkets in Fujian and Shanghai, which the Company believes most of its competitors do not. The Company believes it is particularly competitive with respect to its bamboo shoots as compared to other vegetables, primarily because it is one of the few large market players in China’s bamboo shoots production industry and the Wuyishan area in Fujian province, where its primary operations are located, is particularly well suited to growing bamboo shoots as compared to other provinces in China. The Company believes it has more large competitors engaged in the production of other vegetables and its location in Fujian province has no obvious competitive advantage with regard to such vegetables.

Corporate Structure and History, page 36

23. We note your response to comment 35 of our letter dated October 15, 2010 and reissue that comment. Please revise your disclosure in the penultimate paragraph of page 37 to provide the names of the institutional investors and placement agents described to us supplementally.

     In response to the Staff’s comment, the disclosure on page 37 has been revised.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 7

24. We note your response to comment 36 of our letter dated October 15, 2010 and reissue that comment in part. It appears that you have not revised the discussion about warrants and their underlying common stock in the penultimate paragraph of page 38 and the third paragraph of page 55, as indicated in your response to our comment. Please revise as appropriate or advise.

     In response to the Staff’s comment, the Company has revised the discussion about warrants and their underlying common stock on pages 38 and page 55 of the registration statement as requested.

25. Please revise your disclosure to address the changes in the corporate structure of the operating companies prior to and in connection with the exchange agreement. We note your disclosure in the financial statements on page F-8 1 regarding the change in group structure for the purpose of the share exchange. Address the transaction whereby Cai Yangbo obtained control of the company, Also address the option agreement between Cai Yangbo and Zhan Youdai. We may have further comment.

     In response to the Staff’s comment, the disclosure on page 37 has been revised as requested.

Management's Discussion and Analysis, page 38

Overview, page 38

26. Please expand to address the new geographic areas that the company intends to expand into and your anticipated timing of the expansions.

     In response to the Staff’s comment, additional disclosure has been added to the MD&A Overview as requested.

Results of Operations, page 39

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008, page 41

27. Please revise your discussion of Gross Profit and Gross Margin to describe the effect of the increase in average sales prices in the Chinese domestic market in relation to the increased export sales prices to the Japanese market.

     In response to the Staff’s comment, the discussion of Gross Profit and Gross Margin has been revised as requested.

Liquidity and Capital Resources, page 43

28. We note your response to comment 48 of our letter dated October 15, 2010. Please include, under Cash Flow for Operating Activities on page 43, a brief description of the reason for this change in advance receipts, as described to us supplementally.

     In response to the Staff’s comment, the requested disclosure has been added on page 43.

29. Please revise to clarify whether the various financing agreements and their covenants will have an effect on your liquidity and capital resources.

     In response to the Staff’s comment, the Company has revised the discussion about the financing agreements on page 45 of the registration statement as requested.

30. Please revise to address whether the companies noted in the various financing arrangements are in compliance with the financing covenants.

     In response to the Staff’s comment, the requested disclosure has been added on page 43.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 8

31. Furthermore, please revise your discussion on page 45 to disclose the principal amounts of these financing arrangements in US dollars in order to facilitate understanding of the relationship between your tabular disclosure and narrative disclosure on page 45.

     In response to the Staff’s comment, the Company has revised the discussion on page 45 to disclose the principal amounts of the financing agreements in U.S. dollars.

32. Please confirm whether the Deposit Pledge Contract described in the last bullet point on page 45 is the same as the Margin Collateral Contract filed with your registration statement as exhibit 10,28, If so, please revise as appropriate to clarify.

     In response to the Staff’s comment, the Company has revised the title of exhibit 28 on page 72 of the registration statement to clarify that it is the same agreement.

Capital Resources, page 405

33. We note your added disclosure in the third paragraph of this section in response to comment 47 of our letter dated October 15, 2010. Please reconcile the $452,000 potential liability described in that paragraph to the $1,098,460 figure provided in the second paragraph under Full-time Employees on page 21.

     In response to the Staff’s comment, the Company supplementally advises the Staff that the $452,000 estimated liability described in the noted paragraph relates solely to liability for non-compliance of social insurance for full-time employees, while the $1,098,460 estimated liability also includes estimated costs relating to non-compliance of social insurance for temporary workers and estimated costs relating to non-compliance of housing fund obligations for full-time employees and temporary workers. The estimation of the potential liability on page 21 has been revised to make the clarification as requested.

Executive Compensation, page 52

34. We note your response to comment 56 of our letter dated October 15, 2010 and reissue that comment. Please revise to present Item 402 of Regulation S-K disclosure regarding the operating company or advise us in detail why the disclosure is not required to be provided.

     In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the registration statement as requested.

Security Ownership of Certain Beneficial Owners and Management, page 53

35. Revise to describe the option agreement between Mr. Cai Yangbo and Mr. Zhan which may result in a change in control of the company.

     In response to the Staff’s comment, the disclosure on page 54 has been revised as requested.

Transactions with Related Persons, page 54

36. We note your response to comment 63 of our letter dated October 15, 2010. Please note that the transaction we were referring to is the one relating to "the Company currently maintaining a mailing address at Unit 30, Block 5, 17 Fang Cao Xi Yi Jie, Chengdu, Sichuan Province, China, 610000," which was presented as an exception to your statement that you had no related party transactions or relationships. Please advise us of the details of this transaction.

     In response to the Staff’s comment, the Company supplementally advises the Staff that:

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 9

     The Company understands that, according to Item 404(a) of Regulation S-K, transactions with related parties in which the amount involved exceeds $120,000 shall be disclosed, and, that such transactions include any financial transaction, arrangement or relationship. The information referred to in is comment is an address maintained by the Company at the time of the filling of form 10-K on December 31, 2009, which the Company believes does not constitute a transaction with related parties defined by Item 404(a) of Regulation S-K. Therefore, the Company believes that disclosure of the details of such information is not required.

Financial Statements

37. Please amend the financial statements to provide the proposed disclosure included in the responses to comments 69-71 of your letter dated November 5, 2010. Amend the Form 8-K as well.

     In response to the Staff’s comment, the financial statements in the Form S-1 and Form 8-K have been amended as requested.

38. Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

     In response to the Staff’s comment, the financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

Exhibits

39. We note the reference in Exhibit 10.7 to an original "contract" between the parties that governs intellectual property transferring or licensing, Please file this agreement as an exhibit with your next amendment.

     In response to the Staff’s comment, an English translation of the agreement has been filed as an exhibit with this amendment.

Exhibit 5.1 — Legality Opinion

40. Revise the Sheppard, Mullin, Richter & Hampton LLP legality opinion to consent to the reference to the firm in the registration statement.

     In response to the Staff’s comment, the legality opinion has been revised as requested. Form 8-K/A filed November 5, 2010 General

41. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

     In response to the Staff’s comment, the Company has revised the Form 8-K to make conforming changes as requested.

Item 1.01 Entry into a Material Definitive Agreement Make Good Escrow Agreement, page 1

42. We read your response to our prior comment 82: however, your response does not address how any benefit created by your shareholder's actions is reflected in your financial statements. Please tell us how you accounted for the inducement shares and cite the authoritative accounting literature supporting your conclusion.

     In response to the Staff’s comment, the Company supplementally advises the Staff that, since the Company is of the opinion that the escrow arrangement is not compensatory, in accordance with 718-10-S99-2, the inducement made to facilitate the shares transaction should be recognized as a reduction of the proceeds allocated to the newly issued securities. In accordance with FASB ASC Topic 718, Compensation – Stock Compensation, when the escrowed shares are released back to Mr. Zhan, the event shall be recorded as a reduction of financing proceeds in an amount equal to the fair market price of the common stock on the date of the Escrow Agreement. Such reduction will be debited to additional paid in capital and will be fully offset by the corresponding credit to additional paid in capital, resulting in no net change in stockholder’s equity recorded on the balance sheet.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 10

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Front Cover Page

43. It appears that the Commission file number listed here is incorrect. Please revise to include the correct file number of 000-53343.

     In response to the Staff’s comment, the file number has been revised to 000-53343.

Condensed Consolidated Financial Statements for the Three and Nine Months Ended September 31, 2010 and 2009 Notes to Condensed Consolidated Financial Statements Note 5. Trade Receivables, net, page 11

44. We note that your allowance for doubtful accounts decreased from $187,736 to $19,894 between December 31, 2009 and September 30, 2010. Considering the substantial increase in your receivables during these periods and your allowance for doubtful accounts policy as disclosed on page 21, please explain the basis for the decline in the allowance.

     In response to the Staff’s comment, the Company supplementally advises the Staff that, the decline in the allowance for doubtful accounts was mainly due to the improvement of aging of accounts receivable as of September, 30, 2010. The below table sets out the comparison of aging for accounts receivable as of December 31, 2009 and September 30, 2010:

	September 30, 2010	December 31, 2009
Within 1 year	$18,876,361	$8,278,889
1 – 2 years	41,501	461,840
Over 2 years	7,444	94,956
Trade receivables	18,925,306	8,835,685
Less: Allowance for doubtful accounts	(19,894)	(187,736)
Trade receivables, net	$18,905,412	$8,647,949

45. We note you extend unsecured credit ranging from one to three months in the normal course of business, yet you establish a general allowance equal to 30% of trade receivables due between one and two years and 100% of amounts due over two years. Tell us when you consider receivables past due. Additionally, please explain to us your policy for establishing your general allowance, specifically the timing and percentage of your receivable reserve.

     In response to the Staff’s comment, the Company supplementally advises the Staff that, in accordance with the terms of sales agreement, most of the proceeds from sales of goods are payable upon delivery. Accordingly, the Company considers receivables past due upon delivery. However, the Company normally allows its customers with good credit history to settle the amounts within one to three months before taking any recovery actions. In establishing the general allowance, we have considered the bad debts history of the Company in the past three years. In 2007, we wrote off a bad debt which was equal to 20% of the total trade receivables over 1 year, while there were no bad debts in 2008 and 2009.

     Although the historical bad debts percentages are below those under current policy, the Company has taken a more conservative approach in establishing the general allowance in order to cope with future uncertainties in recoverability of accounts receivables.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 11

Management's Discussion and Analysis, page 20

Results of Operations, page 24

46. You discuss the business reasons for changes in the various line items of your statements of operations and related sections of your MD&A, In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item. We direct your attention to specific references to more than one business reason, as well as the use of the term "primarily" in your discussion. Refer to Item 303(a)(3) of Regulation S-K.

     In response to the Staff's comment, the Company has revised the MD&A discussion in the registration statement where appropriate to provide additional clarity as to the relative weight of each contributing factor behind changes in the Company's results of operations.

47. Please revise to expand each period's comparative discussion of net sales to quantify the amount of increase in sales that is attributable to changes in price and to changes in volume. In addition, expand your disclosure to explain, in detail, the decrease in your cost of sales as a percentage of net sales.

     In response to the Staff's comment, the Company has revised the MD&A discussion in the registration statement where appropriate to expand requested disclosure.

Liquidity and Capital Resources. page 27

48. Please revise to clarify whether your various financing agreements will have an effect on your liquidity and capital resources.

     In response to the Staff’s comment, the Company has revised the discussion under Liquidity and Capital Resources on page 27 of Form 10-Q as requested.

49. Please revise to address whether the company and its subsidiaries are in compliance with the financing covenants in the various financing agreements.

     In response to the Staff’s comment, the Company has revised the discussion under Liquidity and Capital Resources on page 27 of Form 10-Q as requested.

50. We note that between December 31, 2009 and September 30, 2010, it appears your days' sales outstanding increased significantly. Please revise to update your analysis of the repayment timing for the current period and discuss the reasons why such a trend has been experienced.

     In response to the Staff’s comment, the Company has revised the registration statement on page 28 to add the requested disclosure.

51. Please revise to disclose the days' sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

     In response to the Staff’s comment, the Company has revised the registration statement on page 28 to add the requested disclosure.

Capital Resources, page 29

52. We note the bracketed blank in the third paragraph of this section. Please revise to include the relevant information.

     In response to the Staff’s comment, the information has been added on page 29 as requested.

Securities and Exchange Commission
Division of Corporation Finance
December 10, 2010
Page 12

*************************************

     We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Jamie Mercer in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

     If the Staff has further comments, please kindly fax them to Jamie Mercer at 858.523.6705.

Sincerely,

Don Williams

Enclosures
Cc:	Mr. Zhan Youdai
Mr. Tsang Yin Chiu Stanley
Mr. Jamie Mercer
Mr. Alfred Chung